UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K


04031461

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
(title of plan)



NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

INDEX

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3
National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the period from May 26, 2003 through December 31, 2003 and year ended May 25, 2003, together with Independent Auditor's Report prepared in accordance with the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

MAY 27, 2001 AND MAY 28, 2000

TOGETHER WITH

REPORT OF INDEPENDENT AUDITORS

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS



MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program) as of May 27, 2001 and May 28, 2000 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the **National Semiconductor Corporation Retirement and Savings Program** as of May 27, 2001 and May 28, 2000, and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

October 26, 2001

Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 27, 2001 AND MAY 28, 2000

	2001	2000
Assets		
Investments, at Fair Value:		
Common Stock - National Semiconductor Corporation	$ 91,119,907	$ 188,848,731
Investment Funds	487,968,594	438,367,864
Cash and Cash Equivalents	905,952	8,427,462
Receivables:		
Participant Loans	12,114,241	12,309,745
Employer Contributions	19,468,198	17,320,202
Income	10,273	-
Investments Sold	1,423,473	-
Total Assets	613,010,638	665,274,004
Liabilities		
Investments Purchased	-	1,805,418
Total Liabilities	-	1,805,418
NET ASSETS AVAILABLE FOR BENEFITS	$ 613,010,638	$ 663,468,586

The accompanying notes are an integral part of these financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MAY 27, 2001 AND MAY 28, 2000

	2001	2000
Additions to Net Assets Attributed to:		
Income from Investments:		
Interest	$ 4,056,729	$ 924,700
Dividends	35,515,620	54,758,086
Net Realized and Unrealized Appreciation (Depreciation) on Investments	(110,426,498)	57,497,142
Contributions:		
Employee	30,518,457	28,407,145
Employer	29,536,880	25,242,521
Total Additions	(10,798,812)	166,829,594
Deductions from Net Assets Attributed to:		
Benefit Distributions	38,872,533	82,383,693
Administrative Expenses	81,750	133,854
Total Deductions	38,954,283	82,517,547
Transfer to Other Plans	(704,853)	(4,620,701)
Increase (Decrease) in Net Assets Available for Benefits	(50,457,948)	79,691,346
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	663,468,586	583,777,240
END OF YEAR	$ 613,010,638	$ 663,468,586

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Principles

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for employee benefit plans which require the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Investment assets are stated at fair market value as determined by quoted prices.

(b) Trust Fund

A trust fund (the Trust) was created under terms of an agreement between National Semiconductor Corporation (the Company or NSC as the Sponsor) and Fidelity Management Trust Company (Fidelity as the Trustee). The Trust comprises all of cash and stock contributions to the **National Semiconductor Retirement and Savings Program** (the Program), the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under agreement, the funds are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer contributions used in purchasing NSC Common Stock.

(2) Participation and Benefits

The following description of the Program is provided for general information only. For a complete description of the Program, see the Program document.

The Program is a defined contribution program sponsored by the Company. Elements of the Program are described below.

The Program consists of two components: a Profit Sharing feature (Profit Sharing), and a 401(k) feature (401(k)). Eligible employees automatically become participants in the Profit Sharing on the first day of hire. Eligible employees must elect to participate in the 401(k).

(2) Participation and Benefits (Continued)

The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed below. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of (a) 25% of the participant's compensation for the year or (b) $30,000 as adjusted for increases in the cost of living.

(a) Profit Sharing

Participants' accounts are credited with their allocation of the Company's contribution and forfeitures of terminated participants' non-vested accounts and unrealized gains/losses as of each Program year end. The Company contributions are made partly in cash and partly in NSC Common Stock.

Company contributions vest to participants over a seven-year period, 20% after three years of service and 20% annual increments for each additional year of service through year seven with full vesting occurring upon completion of the seventh year.

(b) 401(k)

The 401(k) became effective June 1, 1984 and qualifies under Section 401(k) of the Internal Revenue Code.

Participants may elect to participate in this Plan by payroll deductions to their deferred compensation account. Participant-elected contributions and earnings thereon are 100% vested. Participants are also 100% vested in the Company's matching contributions at the time the contribution is made.

(2) Participation and Benefits (Continued)

(c) Investments

Participants may direct the investment of their 401(k) accounts and the cash portion of their Profit-Sharing accounts

The following funds are available investments offered through Fidelity as the Program Trustee:

Fidelity Retirement Money Market Portfolio - This fund seeks to preserve the investments by keeping its price stable at $1 per share and providing current income. This fund invests in high-quality, short-term money market securities of U.S. and foreign issuers, including short-term corporate obligations, U.S. Government obligations and certificates of deposit.

Fidelity Intermediate Bond Fund - This fund seeks to provide high current income and invests in all types of U.S. and foreign bonds, including corporate or U.S. Government issues, usually in bonds considered medium to high quality (investment grade) with average maturity of 3-10 years.

Fidelity Growth & Income Portfolio - This fund seeks to provide high total return from a combination of current income and capital growth. Investments consist of U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth, and may also consist of bonds.

Fidelity Puritan Fund - This fund seeks to provide high income while trying to preserve investments as well as considering capital growth. The fund invests in a wide variety of securities of U.S. and foreign issuers, including those in emerging markets that may involve additional risks. Investments may include all types of bonds of any quality as well as common and preferred stocks.

INVESCO Total Return Fund - This fund, which is managed by INVESCO Funds Group, Inc., seeks to provide high total return through capital growth and current income. The fund invests 30% in stocks and 30% in fixed and variable income securities (bonds), with the remaining 40% spread out between stocks and bonds based on business, economic and market conditions, including foreign securities. Effective July 1, 2000, this fund was closed to future investments by participants.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Fidelity Contrafund - This fund's objective is to increase the investment over the long term through capital growth and mainly invests in undervalued common stocks. The fund also invests in companies that are currently out of public favor but that show potential for capital growth. This may subject the stocks held by the Contrafund to price fluctuations.

Spartan U.S. Equity Index Fund - This fund, managed by Fidelity Management and Research Company, has an objective of keeping expenses low while pursuing growth of capital and income through investments in domestic common stocks and seeks to provide total returns which correspond to that of the Standard & Poor's 500 Index™.

Fidelity Low-Priced Stock Fund - This fund's objective is long-term capital growth and invests primarily in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth.

Templeton Foreign Fund - This fund's objective is long-term capital growth through investments in common stocks, and the fund may purchase securities in any foreign country, developed or developing, which may offer greater risks than U.S. investments. The fund manager is Templeton Global Advisors Limited. This fund was discontinued effective January 23, 2001 as a participant investment option and was replaced by the American Funds Euro-Pacific Growth Fund.

American Funds Euro-Pacific Growth Fund - This fund, which is managed by Capital Research and Management Company, primarily invests in stocks of companies that do most of their business outside the United States. At least 65% of the fund's total assets will be invested in securities of companies from Europe or the Pacific Basin. This fund was first made available to participants on January 23, 2001.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 27, 2001 AND MAY 28, 2000

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

MSDW Equity Growth Fund - This fund is managed by Morgan Stanley Dean Witter Institutional Funds, Inc. and is invested primarily in common stocks of medium-to-large sized U.S. corporations and, to a limited extent, foreign corporations that have shown rapid and/or promising growth.

Montag & Caldwell Balanced Fund I – This fund is managed by Montag & Caldwell, Inc. and became effective as an investment option June 1, 2000. This fund primarily invests in a combination of equity, fixed income and short-term securities. Generally, between 50% and 70% of the fund's total assets will be invested in equity securities, and at least 25% will be invested in fixed income securities to provide a stable flow of income.

Janus Enterprise Fund – This fund is managed by Janus Capital Corporation and became effective as an investment option June 1, 2000. This fund invests primarily in common stocks. The fund normally invests at least 50% of its equity assets in securities issued by medium-sized companies.

RS Emerging Growth Fund – This fund is managed by RS Investment Management, Inc. and became effective as an investment option June 1, 2000. This fund invests primarily in common stocks of emerging growth companies. Such companies are believed by the adviser to have the potential for more rapid growth than the overall economy.

NSC Stock Fund – This fund invests in National Semiconductor Corporation common stock.

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Investments at May 27, 2001 and May 28, 2000, at fair value, are summarized as follows:

	2001	2000
Fidelity Retirement Money Market Portfolio	$ 70,788,460 *	$ 43,034,301 *
Fidelity Intermediate Bond Fund	26,077,128	20,312,526
Fidelity Growth & Income Portfolio	35,778,001 *	34,647,787 *
Fidelity Puritan Fund	124,637,052 *	110,432,929 *
INVESCO Total Return Fund	2,567,680	3,166,317
Fidelity Contrafund	153,475,436 *	175,732,375 *
Spartan U.S. Equity Index Fund	13,951,672	13,557,005
Fidelity Low-Priced Stock Fund	17,857,708	10,393,078
Templeton Foreign Fund	-	12,308,449
American Funds Euro-Pacific Growth Fund	12,241,558	-
MSDW Equity Growth Fund	13,774,257	14,783,097
Montag & Caldwell Balanced Fund I	393,775	-
Janus Enterprise Fund	10,337,631	-
RS Emerging Growth Fund	6,088,236	-
	487,968,594	438,367,864
National Semiconductor Corporation Common Stock	91,119,907 *	188,848,731 *
	$579,088,501	$627,216,595

* Represents 5% or more of net assets available for benefits.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 27, 2001 AND MAY 28, 2000

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Net appreciation/(depreciation) on investments, including realized and unrealized gains (losses) for the years ended May 27, 2001 and May 28, 2000 are as follows:

	2001	2000
Fidelity Intermediate Bond Fund	$ 1,045,461	$ (920,784)
Fidelity Growth & Income Portfolio	(3,744,685)	(2,050,689)
Fidelity Puritan Fund	2,601,410	(11,992,492)
INVESCO Total Return Fund	(60,712)	(625,530)
Fidelity Contrafund	(26,579,886)	(17,368,755)
Spartan U.S. Equity Index Fund	(991,779)	481,169
Fidelity Low-Priced Stock Fund	2,396,842	(362,175)
Templeton Foreign Fund	244,248	600,745
American Funds Euro-Pacific Growth Fund	(470,298)	-
MSDW Equity Growth Fund	(3,767,657)	422,008
Montag & Caldwell Balanced Fund I	(39,271)	-
Janus Enterprise Fund	(7,069,458)	-
RS Emerging Growth Fund	(3,535,666)	-
National Semiconductor Corporation Common Stock	(70,455,047)	89,313,645
	$(110,426,498)	$ 57,497,142

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 27, 2001 AND MAY 28, 2000

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

The following represents the non-participant directed investments and activity in the Profit-Sharing component of the Program:

Statements of Net Assets Available for Benefits:

	May 27, 2001		May 28, 2000	
	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Assets				
Investments, at Fair Value:				
National Semiconductor Corporation Common Stock	$ -	$ 33,687,033	$ -	$ 54,414,488
Fidelity Retirement Money Market Portfolio	51,617	-	48,599	2,427,952
Employer Contribution Receivable	-	4,293,012	-	4,153,037
Total Assets	51,617	37,980,045	48,599	60,995,477
Liabilities	-	-	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 51,617	$ 37,980,045	$ 48,599	$ 60,995,477

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
MAY 27, 2001 AND MAY 28, 2000

(2) Participation and Benefits (Continued)

(c) Investments (Continued)

Statement of Changes in Net Assets Available for Benefits:

	For the Year Ended May 27, 2001	
	Fidelity Retirement Money Market Portfolio	NSC Common Stock Fund
Additions to Net Assets Attributed to:		
Income from Investments:		
Interest	$ 3,018	$ -
Net Realized and Unrealized (Depreciation) on Investments	-	(25,071,846)
Employer Contributions	-	4,293,012
Total Additions	3,018	(20,778,834)
Deductions from Net Assets Attributed to:		
Benefit Distributions	-	2,149,219
Administrative Expenses	-	3,371
Total Deductions	-	2,152,590
Loan Transfers (Net)	-	5,554
Transfer to Other Plans	-	(89,562)
Increase (Decrease) in Net Assets Available for Benefits	3,018	(23,015,432)
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	48,599	60,995,477
END OF YEAR	$ 51,617	$ 37,980,045

The information for the non-participant directed investments for the year ended May 28, 2000 is not available.

(2) Participation and Benefits (Continued)

(d) Participant Loans

Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances up to a maximum of $50,000, with other limitations as described in the Program documents. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%. Repayment terms are generally up to 5 years, and may be extended to 10 years for residential loans. Repayment of loans generally is made through payroll deductions. In cases of termination of employment, loans must be repaid within 90 days of termination. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

(3) Contributions

The Company's aggregate contribution will not exceed the maximum amount allowable as a federal income tax deduction to the Company for the Program year.

(a) Profit Sharing

The Company contributes the greater of 5% of net pretax profits (as defined by the Program) or 1% of eligible compensation for the Program year. Beginning in the Program year 2001, the contribution of 5% of net pretax profits is subject to a limitation of 5% of eligible compensation. The Board of Directors of the Company may make an additional elective profit sharing contribution in any Program year. The allocation to each participant's share of profit sharing contribution bears the same ratio to the total contribution as each participant's compensation bears to the total compensation for such Program year.

The contributions are made in the form of 75% cash and 25% NSC common stock. For Program year 2001, the Company contributed $12,879,056 in cash and $4,293,012 in NSC common stock. For Program year 2000, the Company contributed $12,458,934 in cash and $4,153,021 in NSC common stock.

(3) Contributions (Continued)

(b) 401(k)

Participants may elect to contribute to the 401(k) any whole percentage of eligible compensation to a maximum of 15% up to a maximum tax-deferred total of $10,500 for calendar years 2001 and 2000.

Effective October 1, 2000, the Company's annual matching contribution is dollar-for-dollar on the first 4% of the Participant's compensation contributed to the Program. Prior to October 1, 2000, the Company's annual matching contribution was 50% for every dollar contributed by the Participant, up to 6% of eligible compensation contributed to the Program. The Company's matching contribution was made quarterly through November 30, 1999. Beginning December 1, 1999, the Company's matching contribution was made together with salary deferrals at each pay period.

The maximum percentage of deferral is determined by the Administrative Committee. The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $12,364,812 for Program year 2001 and $8,630,566 for Program year 2000.

(4) Obligation for Retirement and Savings Benefits

The Program provides for the appointment of an Administrative Committee and a Trustee to manage the operation and administration of the Program. Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds; other fees and administrative expenses of the Program are paid by the Company. The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

(4) Obligation for Retirement and Savings Benefits (Continued)

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

At May 27, 2001 and May 28, 2000, there were no benefits due to terminated participants.

(5) Federal Income Taxes

The Program obtained its latest determination letter on December 27, 1993, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that therefore the Program was qualified and the related Trust was tax-exempt as of the financial statement date.

(6) Transfers To Other Plans

As a result of the divestiture of the National Semiconductor Credit Union during the 2001 Program year, $704,853 in assets were transferred out to the National Semiconductor Federal Credit Union 401(k) Plan on May 1, 2001.

As a result of the September 1999 sale of the Cyrix PC microprocessor business to VIA Technologies, Inc., $4,620,701 in assets were transferred to the VIA-Cyrix Retirement Savings Plan effective November 1, 1999.

(7) Subsequent Event

NSC common stock held in the Profit Sharing and 401(k) had a market value of $28.12 per share as of May 27, 2001. As of October 26, 2001, the market value of NSC common stock had increased to $28.47 per share.

(8) Statement of Position (SOP) 99-3

In accordance with the provisions of AICPA Statement of Position 99-3 (SOP 99-3) "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", a defined contribution plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures. Program management decided to implement SOP 99-3 as of and for the year ended May 28, 2001.

Accordingly, the accompanying 2000 financial statements have been reclassified to conform to the current year presentation.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MAY 27, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Retirement Money Market Portfolio	$ 70,788,460	$ 70,788,460
*	Fidelity Investments	Intermediate Bond Fund	25,824,111	26,077,128
*	Fidelity Investments	Growth & Income Portfolio	36,851,711	35,778,001
*	Fidelity Investments	Puritan Fund	121,019,395	124,637,052
	INVESCO Funds Group, Inc.	Total Return Fund	2,700,319	2,567,680
*	Fidelity Investments	Contrafund	162,838,847	153,475,436
*	Fidelity Investments	Spartan U.S. Equity Index Fund	14,496,766	13,951,672
*	Fidelity Investments	Low-Priced Stock Fund	15,611,497	17,857,708
	American Funds	Euro-Pacific Growth Fund	12,689,700	12,241,558
	Morgan Stanley Investment Management, Inc.	Equity Growth Fund	16,832,784	13,774,257
	Montag & Caldwell, Inc.	Balanced Fund I	425,888	393,775
	Janus Funds	Enterprise Fund	15,159,848	10,337,631
	RS Investment Management, Inc.	Emerging Growth Fund	8,665,975	6,088,236
*	National Semiconductor Corporation	Common Stock	92,636,998	91,119,907
*	Participant Loans	6.68% to 12.00%	-	12,114,241

* Represents Parties-In-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: May 26, 2004



Edward J. Sweeney
Chairman, Administrative Committee
of the National Semiconductor
Corporation Retirement and Savings
Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
1.0	Consent of Independent Auditors



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1.0

CONSENT OF INDEPENDENT AUDITORS

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We consent to the incorporation by reference in Registration Statement number 33-48943 on Form S-8 of National Semiconductor Corporation filed with the Securities and Exchange Commission on August 26, 1992, of our report dated April 30, 2004, on the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2003 and for the period from May 26, 2003 through December 31, 2003.

Morris, Davis & Chan

Oakland, California
May 21, 2004

1111 Broadway Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032